U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 001-14753

                                  (Check One):

            [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11K
                   [X] Form 10-Q and Form 10-QSB [ ]Form N-SAR

                        For Period Ended: March 28, 2003

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        PART 1 -- REGISTRANT INFORMATION

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                        INTERNATIONAL SMART SOURCING, INC
                             Full Name of Registrant

                             320 BROAD HOLLOW ROAD,
            Address of Principal Executive Office (Street and Number)

                          FARMINGDALE, NEW YORK, 11735
                            City, State, and Zip Code

PART II -- RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X] Yes [ ] No

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, [ ] Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Financial information to be contained in the Registrant's 10-QSB for the period ended March 28, 2003, cannot be analyzed and completed on a timely basis.

PART IV -- OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

   DAVID KASSEL                           (631)         293-4650
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      (Name)                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [X] YES [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three months ended March 28, 2003 the Registrant is expected to have recorded net income of approximately $204,000 versus a net loss of approximately $260,000 for the three months ended March 29, 2002, a difference of approximately $464,000 or 179%.

                       INTERNATIONAL SMART SOURCING, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DATE MAY 12, 2003                                 BY /S/  DAVID KASSEL
                                                  -----------------------------
                                                  DAVID KASSEL
                                                  CHIEF EXECUTIVE OFFICER